SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

NetQin Mobile Inc.
(Name of Issuer)

American Depository Shares, each ADS represents five class A common shares, par value $0.0001 per share.
(Title of Class of Securities)

64118U108**

(CUSIP Number)

Ryann Yap
c/o GSR Ventures
Suite 4801, 48/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**	The CUSIP number is for the American Depository Shares relating to the Class A Common Shares that trade on the New York Stock Exchange. Each ADS reflects five Class A Common Shares.

CUSIP No. 64118108	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures II, L.P. (“GSR II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER.

35,556,240 shares (represented by 35,093,975 Class B Common Shares, which may be converted into 35,093,975 Class A Common Shares) and 462,265 Class A Common Shares represented by 92,453 American Depository Shares (“ADS”), all of which are directly owned by GSR II, except that GSR Partners II, L.P. (“Partners II”), the general partner of GSR II, and GSR Partners II, Ltd. (“GSR II Ltd”), the general partner of Partners II, may be deemed to have sole voting power, and Richard Lim, Sonny Wu, James Ding, Alex Pan, Kevin Fong, and Ryann Yap, the members of GSR II Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
35,556,240 shares (represented by 35,093,975 Class B Common Shares, which may be converted into 35,093,975 Class A Common Shares) and 462,265 Class A Common Shares represented by 92,453 ADSs, all of which are directly owned by GSR II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	35,556,2401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	15.52%2
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.  Each ADS reflects five Class A Common Shares.

2 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR ASSOCIATES II, L.P. (“Associates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER.

2,133,374 shares (represented by 2,105,639 Class B Common Shares, which may be converted into 2,105,639 Class A Common Shares) and 27,735 Class A Common Shares represented by 5,547 ADSs, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER

2,133,374 shares (represented by 2,105,639 Class B Common Shares, which may be converted into 2,105,639 Class A Common Shares) and 5,547 Class A Common Shares represented by 27,735 ADSs, all of which are directly owned by Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	2,133,374 3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.93% 4
14	TYPE OF REPORTING PERSON (See Instructions)	PN

3  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.  Each ADS reflects five Class A Common Shares.

4 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, L.P. (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
37,689,614 shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER.

37,689,614 shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,689,614 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 6
14	TYPE OF REPORTING PERSON (See Instructions)	PN

5  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

6 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, Ltd. (“Ltd II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER.

37,689,614 shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates, except that Partners II may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER

37,689,614 shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates, except that Partners II may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,689,614 7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 8
14	TYPE OF REPORTING PERSON (See Instructions)	OO

7  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share. Each ADS reflects five Class A Common Shares.

8 Assumes conversion of all such reporting person’s Class B Common Shares and each ADS into Class A Common Shares.

CUSIP No. 64118108	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 25,000 shares represented by 5,000 ADS.
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 25,000 shares represented by 5,000 ADS.
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,714,614 9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.46% 10
14	TYPE OF REPORTING PERSON (See Instructions)	IN

9  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

10 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sonny Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,689,61411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 12
14	TYPE OF REPORTING PERSON (See Instructions)	IN

11  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

12 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 500,500 shares represented by 100,100 ADS.
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 500,500 shares represented by 100,100 ADS.
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	38,190,114 13
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.68% 14
14	TYPE OF REPORTING PERSON (See Instructions)	IN

13  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

14 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alex Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have dispositive voting power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,689,614 15
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 16
14	TYPE OF REPORTING PERSON (See Instructions)	IN

15  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

16 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kevin Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 0
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,689,614 17
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 18
14	TYPE OF REPORTING PERSON (See Instructions)	IN

17 Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

18 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 11 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap19
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 10,000 shares represented by 2,000 ADS
	8
SHARED VOTING POWER

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER. 10,000 shares represented by 2,000 ADS.
	10
SHARED DISPOSITIVE POWER.

37,689,614  shares (represented by 37,199,614 Class B Common Shares, which may be converted into 37,199,614 Class A Common Shares) and 490,000 Class A Common Shares represented by 98,000 ADSs, all of which are directly owned by GSR II and Associates II, except that Partners II and GSR II Ltd may be deemed to have sole dispositive voting power, and the Members may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	37,699,61420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.45% 21
14	TYPE OF REPORTING PERSON (See Instructions)	IN

19 Ryann Yap became a Member as of July 1, 2011.

20  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

21 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 64118108	13D	Page 12 of 18 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates American Depository Shares (“ADS”), each ADS represents five Class A common shares, par value $0.0001 par value per share (the “Class A Common Shares”), of NetQin Mobile Inc., (the “Issuer”) and whose principal executive offices are located at No 4 Bldg, 11 Heping Li East St, Dongcheng District, Beijing, 100013, China.

ITEM 2.	IDENTITY AND BACKGROUND.

 (a-c, f) This Schedule 13D is being filed on behalf of: (i) GSR Ventures II, L.P., a Cayman Islands limited partnership (“GSR II”); (ii) GSR Associates II, L.P., a Cayman Islands limited partnership (“Associates II”); (iii)  GSR Partners II, L.P., a Cayman Islands limited partnership (“Partners II”); (iv) GSR Partners II, Ltd, a Cayman Islands exempted company (“Ltd II”);  (v) Richard Lim (“Lim”), a citizen of the United States; (vi) Sonny Wu (“Wu”), a citizen of Canada; (vii) James Ding (“Ding”), a citizen of Hong Kong; (viii) Alex Pan (“Pan”), a citizen of Hong Kong; (ix) Kevin Fong (“Fong”), a citizen of the United States; and (x) Ryann Yap (“Yap”), a citizen of Singapore (collectively, the “Reporting Persons”).

GSR II and Associates II are venture capital funds.  Partners II is the general partner of GSR II and Associates II and Ltd II is the general partner of Partners II.  Lim, Wu, Ding, Pan, Fong and Yap are the members of Ltd II (the “Members”).  The principal business office of the Reporting Persons other than Fong is Suite 4801, 48/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.  The principal business office of Fong is 101 University Avenue, 4th Floor, Palo Alto, CA 94301, USA.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 5, 2007, GSR II and Associates II entered into a Series A Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate of 22,500,000 shares of Series A Preferred Stock for a purchase price of $0.10 per share, or $2,250,000 in the aggregate.

On December 15, 2007, GSR II and Associates II entered into a Series B Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate of 5,147,059 shares of Series B Preferred Stock for a purchase price of $0.36 per share, or $1,842,105 in the aggregate.

On April 26, 2010, GSR II and Associates II entered into a Series C Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate of 6,985,294 shares of Series C Preferred Stock for a purchase price of $0.57 per share, or $4,000,000 in the aggregate.

On November 12, 2010, GSR II and Associates II entered into a Series C-1 Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate of 2,567,261 shares of Series C-1 Preferred Stock for a purchase price of $0.84 per share, or $2,161,120 in the aggregate.

In connection with the initial public offering of the Issuer on May 4, 2011, the shares of preferred stock and common stock previously acquired by GSR II, Associates II were converted into Class B Common Shares and in the offering GSR II acquired 92,453 ADSs and Associates II acquired 5,547 ADSs.

The source of the funds for all purchases by GSR II and Associates II was from working capital.

On June 20, 2011, Lim purchased 5,000 ADSs from personal funds in the public market at $4.78 per ADS.

CUSIP No. 64118108	13D	Page 13 of 18 Pages

On June 16, 2011, Ding purchased 31,000 ADSs from personal funds in the public market at $4.43 per ADS, on June 28, 2011, Ding purchased 37,800 ADSs  in the public market at $5.28 per ADS and on August 9, 2011, Ding purchased 31,300 ADSs at $6.38 per ADS.

On June 17, 2011 Yap indirectly purchased 2,000 ADSs from personal funds at $4.50 per ADS.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Pursuant to Rule 13d-3(d)(1), all Class B Common Shares and ADSs (which are convertible into Class A Common Shares) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Shares owned by such person.  Consequently, all Class A Common Share amounts and percentages have been determined by including the Class B Common Shares and ADSs held by such Reporting Persons.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)       Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with acquisition of the Preferred Stock of the Issuer, each of GSR II and Associates II and certain other investors entered into Shareholders Agreement, entitling such parties to certain registration rights, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration.   Such rights are more fully described in the prospectus filed with the Commission and dated May 4, 2011 (the “Prospectus”), and incorporated herein by reference. The Shareholders Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Issuer’s initial public offering.

Ding, in his capacity as a director of Issuer, and along with the other directors of Issuer, entered into an indemnification agreement with Issuer as more fully described in the Prospectus and incorporated herein by reference.

CUSIP No. 64118108	13D	Page 14 of 18 Pages

In connection with Issuer’s initial public offering, GSR II and Associates II and certain other parties entered into an underwriting agreement where such Reporting Persons agreed to purchase an aggregate of 98,000 ADSs in the offering.  Such purchase is more fully described in the Prospectus and incorporated herein by reference.

In connection with Issuer’s initial public offering, GSR II, Associates II and Ding and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of Issuer’s ADSs or common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or common shares or any substantially similar securities for a period ending 180 days after the date of the Prospectus, unless the  Issuer consents to such deposit or issuance, and Issuer agreed not to provide consent without the prior written consent of the representatives of the underwriters.  Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                              Agreement of Joint Filing

CUSIP No. 64118108	13D	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2011

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Richard Lim
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Richard Lim
Its General Partner	Director

GSR Partners II, L.P.	/s/ Richard Lim
By GSR Partners II, Ltd	Signature
Its General Partner
Richard Lim
Director

GSR Partners II, Ltd	/s/ Richard Lim
Signature

Richard Lim
Director

Richard Lim	/s/ Richard Lim
Signature

Sonny Wu	/s/ Sonny Wu
Signature

James Ding	/s/ James Ding
Signature

Alex Pan	/s/ Alex Pan
Signature

CUSIP No. 64118108	13D	Page 16 of 18 Pages

Kevin Fong	/s/ Kevin Fong
Signature

Ryann Yap	/s/ Ryann Yap
Signature

CUSIP No. 64118108	13D	Page 17 of 18 Pages

EXHIBIT B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depository Shares of NetQin Mobile Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 4, 2011

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Richard Lim
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Richard Lim
Its General Partner	Director

GSR Partners II, L.P.	/s/ Richard Lim
By GSR Partners II, Ltd	Signature
Its General Partner
Richard Lim
Director

GSR Partners II, Ltd	/s/ Richard Lim
Signature

Richard Lim
Director

Richard Lim	/s/ Richard Lim
Signature

Sonny Wu	/s/ Sonny Wu
Signature

James Ding	/s/ James Ding
Signature

CUSIP No. 64118108	13D	Page 18 of 18 Pages

Alex Pan	/s/ Alex Pan
Signature

Kevin Fong	/s/ Kevin Fong
Signature

Ryann Yap	/s/ Ryann Yap
Signature